SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                        (AMENDMENT NO. 9)


               AMPAL - AMERICAN ISRAEL CORPORATION
_________________________________________________________________
                        (Name of Issuer)


            Class A Stock, par value $1.00 per share
_________________________________________________________________
                 (Title of Class and Securities)


                           032015 10 9
_________________________________________________________________
              (CUSIP Number of Class of Securities)

                   Kenneth L. Henderson, Esq.
         Robinson Silverman Pearce Aronsohn & Berman LLP
                   1290 Avenue of the Americas
                    New York, New York  10104
                         (212) 541-2000

_________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          December 3, 1998
_________________________________________________________________
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement
because of Rule 13d-1(b)(3) or (4), check the following:    ( )

Check the following box if a fee is being paid with this Statement:( )

                          SCHEDULE 13D

CUSIP No. 032015-10-9
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     REBAR FINANCIAL CORP.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                       (b)  [ ]
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS

     AF
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(E)                         [ ]
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS
_________________________________________________________________
               7    SOLE VOTING POWER

NUMBER OF           10,730,01

SHARES         _________________________________________________

BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               _________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           10,730,012

PERSON         _________________________________________________
               10   SHARED DISPOSITIVE POWER
WITH
                    0
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,730,012
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.79%
_________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
_________________________________________________________________
          This statement constitutes Amendment No. 9 to the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Rebar Financial Corp. ("Rebar") in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel Corporation, a New York corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D.


Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended and supplemented by adding the following:

          (b) Rebar used funds contributed by the Principals to make the open market purchases of the shares of Class A Stock reported herein.


Item 4.   Purpose of the Transaction

          This amendment is being filed to report the acquisition by Rebar of an additional 251,060 shares of the Issuer's Class A Stock, purchased since the filing of its most recent amendment to its Schedule 13D. The shares were acquired for investment purposes and in order to increase Rebar's equity stake in the Issuer. Other than as previously set forth in its Schedule 13D and amendments thereto, Rebar has no plans or proposals with respect to the Issuer's Class A Stock.


Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

          (a) Based on 23,951,860 shares of Class A Stock of the Issuer outstanding at October 31, 1998 as set forth in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998, Rebar holds approximately 44.79% of the issued and outstanding Class A Stock of the Issuer.

          (c) Since the filing of its most recent amendment to its Schedule 13D, Rebar made the following purchases of Class A Stock in open market transactions:

Date                     No. Shares     Price per Share     Total Price
December 3, 1998           6,200          4.4496         $    27,587.52
December 2, 1998          20,800          4.25                88,400.00
November 30, 1998          1,000          4.25                 4,250.00
November 27, 1998          5,000          4.25                21,250.00
November 25, 1998         11,400          4.07                46,398.00
November 24, 1998          5,900          3.875               24,013.00
November 23, 1998         15,500          3.871               60,000.50
November 20, 1998          1,000          3.75                 3,750.00
November 19, 1998          5,500          3.7273              20,500.15
November 18, 1998         40,700          3.50               142,450.00
November 17, 1998         21,000          3.50                73,500.00
November 13, 1998         11,500          3.50                40,250.00
November 12, 1998          1,000          3.3375               3,337.50
October 15, 1998           2,200          3.50                 7,700.00
September 9, 1998         13,600          4.4853              61,000.08
TOTALS:                  162,300                           $ 624,386.75

In addition, 88,760 shares were purchased in a private transaction at $5.00 per share for a total price of $443,800.00.

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       REBAR FINANCIAL CORP.


                                       By:/s/ Raz Steinmetz
                                          ----------------------
                                       Name:   Raz Steinmetz
                                       Title:  Vice President

Dated:  December 4, 1998